Exhibit 99(e)

                                [FCNB LETTERHEAD]

Dear Fellow Shareholders:

     You are cordially invited to attend a Special Meeting of FCNB Corp Shareholders, at which you will be requested to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization and Merger among FCNB Corp, FCNB Bank and Capital Bank, National Association. The meeting will be held at ______________________________ on_____________________________

     The merger of Capital into FCNB Bank will boost FCNB Corp's assets by approximately $170 million, propelling total assets close to the $1.2 billion mark, and will open new and strong markets to FCNB Corp in Montgomery County, Northern Virginia and the District of Columbia. The Board of Directors believes that this is a very positive development for FCNB Corp, one which reinforces the Corp's long range market expansion plans.

     If approved, the merger will, based upon the number of shares of Capital currently outstanding and subject to issuance upon the exercise of options, result in the issuance of between 1,626,068 and 1,987,357 shares of FCNB 21 common stock to former shareholders of Capital. Details of the proposed merger are set forth in the accompanying Proxy Statement, which you are urged to read carefully in its entirety. Approval of the merger requires the affirmative vote of at least two-thirds of the outstanding shares of FCNB Corp common stock.

     The Board of Directors of FCNB Corp has unanimously approved the merger with Capital Bank, National Association. Accordingly, the Board of Directors unanimously recommends that you vote to APPROVE the merger.

     We look forward to seeing you at the Special Meeting of FCNB Corp Shareholders. However, if you are unable to attend, please sign and return the proxy card, to ensure that your shares will be included in the vote.

                                                    Sincerely,



                                                    A. Patrick Linton
                                                    President
                                                    and Chief Executive Officer